UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE	ARCADIS NV
Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS ACQUIRES MAJOR U.S. ENVIRONMENTAL COMPANY

ARNHEM, THE NETHERLANDS – September 30, 2005 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, announced today that it has acquired Blasland, Bouck & Lee, Inc. (BBL), a Syracuse, New York based company with 42 offices across the United States. BBL is a leading provider of environmental and remediation services. The company has over 900 employees and estimated 2005 gross revenues of $170 million and net revenues of $110 million. Normalized operating margins are in excess of ARCADIS’ margins. The transaction is expected to be immediately accretive to earnings per share. Further financial details were not disclosed.

BBL provides environmental services, including earth sciences, life sciences, economic consulting, engineering and related construction management and field services to protect, clean, and restore the environment. The company serves a premier client list including a considerable number of Fortune 100 multinational companies, as well as selected non-regulatory government entities. With some 80% of revenues being derived from the industrial sector, BBL significantly expands ARCADIS’ already strong industrial client base.

Commenting on the acquisition, ARCADIS CEO Harrie Noy said: “BBL brings to us a milestone opportunity in the positioning and growth of ARCADIS, fully in line with our strategic ambitions. Combined we become one of the top 5 providers in the environmental market and a clear leader in providing environmental services to industrial clients. BBL also brings a highly-successful client focused business model that will form the basis for serving ARCADIS’ industrial clients both in the US and on a global scale.”

Robert Goldman, CEO of BBL added: “We have been very successful developing our industrial environmental business in the U.S. market, but our clients are asking us to serve them more broadly at the international level. ARCADIS provides numerous growth opportunities for BBL, including the international platform that allows us to further serve our clients globally. This opens new perspectives for our staff.”

ARCADIS is a global network of business professionals providing services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With over 9,000 employees and $1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com or www.arcadis-us.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 3, 2005	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Company Secretary